UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form 8-K
Current Report
_______________

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

May 15, 2015
Date of Report (Date of earliest event reported)

City National Corporation
(Exact name of registrant as specified in its charter)
_____________

Commission file number : 1-10521

Delaware	95-2568550
(State of incorporation)	(I.R.S. Employer Identification No.)

City National Plaza 555 S. Flower Street, Los Angeles, California	90071
(Address of principal executive offices)	(Zip Code)
(213) 673-7700
(Registrant's telephone number, including area code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01                          Other Events.
This Current Report on Form 8-K is being filed in connection with a stipulation of settlement regarding certain litigation relating to the proposed merger (the "merger") of City National Corporation ("City National" or the "Company") with and into RBC USA Holdco Corporation ("Holdco"), a wholly owned subsidiary of Royal Bank of Canada ("RBC"), pursuant to that certain agreement and plan of merger (the "merger agreement"), dated as of January 22, 2015, by and among City National, RBC and Holdco.
The litigation to which the stipulation of settlement relates is a putative class action lawsuit, captioned Delman v. City National Corp. et. al. (the "Action"), filed on April 29, 2015 in California state court by a purported City National shareholder against City National and the members of its board of directors.  The Action alleges that the directors of City National breached their fiduciary duties by agreeing to the proposed merger at an inadequate price and pursuant to an inadequate process that involved self-dealing, and by failing to disclose purportedly material information to stockholders in connection with the merger.
On May 15, 2015, City National and the other defendants to the Action entered into a stipulation of settlement with the plaintiff providing for the settlement of the Action.  The stipulation of settlement contemplates, among other things, that City National will make certain supplemental disclosures relating to the merger, all of which are set forth below.  Although the defendants deny the allegations made in the Action and believe that no supplemental disclosure is required under applicable laws, in order to avoid the burden and expense of further litigation, City National agreed to make such supplemental disclosures pursuant to the terms of the stipulation.
The stipulation of settlement is subject to confirmatory discovery and customary conditions, including court approval following notice to City National's stockholders. A hearing will be scheduled at which the California state court will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims by stockholders of City National challenging any aspect of the proposed merger, the merger agreement and any disclosure made in connection therewith, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. There can be no assurance that the court will approve the settlement contemplated by the stipulation of settlement. In such event, the proposed settlement as contemplated by the stipulation may be terminated and the defendants would continue to vigorously defend against the allegations in the Action.

SUPPLEMENTAL DISCLOSURES

The following information supplements the definitive proxy statement/prospectus dated April 22, 2015 (the "Proxy Statement") and should be read in conjunction with the Proxy Statement, which should be read in its entirety.  All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below.

The following sentences are added to the end of the second full paragraph on page 65 of the Proxy Statement:

The CEO entered into such restrictive covenant agreement in connection with the parties' entry into the merger agreement and the employment agreement and as an inducement to and condition of RBC's willingness to enter into such agreements.  The CEO did not receive any additional compensation for entering into the restrictive covenant agreement.

The third sentence of the first full paragraph on page 60 of the Proxy Statement is replaced in its entirety to read:

Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of RBC were based on public forecasts of $5.65 and $6.08 for 2015 and 2016 earnings per share, respectively, and a long-term earnings growth rate of 10%, for RBC.

The third sentence of the paragraph labeled "Dividend Discount Analysis" on page 59 of the Proxy Statement is replaced in its entirety to read:

BofA Merrill Lynch and Sandler O'Neill calculated terminal values for City National by applying terminal forward multiples of 12.5x to 14.5x to City National's fiscal year 2020 projected incremental earnings of $525 million or $9.16 per share (under the 170 Case; see "Certain Unaudited Prospective Financial Information of City National") and $583 million or $10.29 per share (under the 240 Case; see "Certain Unaudited Prospective Financial Information of City National").
The first sentence of the last paragraph on page 56 of the Proxy Statement is amended by replacing "a portion" with "$1 million" and "a significant" with "the remaining".

The following sentence is added to the end of the third paragraph on page 55 of the Proxy Statement:

From January 1, 2013 through January 31, 2015, BofA Merrill Lynch and its affiliates received less than $1 million in investment banking fees from RBC and its affiliates.

The first sentence of the last paragraph on page 54 of the Proxy Statement is amended by replacing "a portion" with "$1 million" and "a significant" with "the remaining".

The following sentence is added as a new paragraph following the fourth paragraph on page 48 of the Proxy Statement:

Discussions regarding employee retention generally and the ongoing services of Mr. Goldsmith and four other members of the City National senior management team, including Christopher J. Warmuth, following the completion of the transaction occurred between Mr. Goldsmith and RBC during the period from approximately December 22, 2014 through approximately January 8, 2015, at which time the proposed terms of the retention arrangements with the four non-CEO executives were substantially determined by RBC and Mr. Goldsmith.  During the period from January 9, 2015 to January 21, 2015, the four executives reviewed the proposed terms and some minor revisions were made, with agreed final terms with all four executives on or about January 21, 2015.  Also during the late December to January 20 period, discussions between RBC and Mr. Goldsmith occurred regarding Mr. Goldsmith's employment agreement, as well as his entering into a restrictive covenant agreement, and these agreements were finalized on or about January 20, 2015.  Similarly, in January prior to entering into the merger agreement, City National determined to extend the term of the employment agreement with Bram Goldsmith.  The details regarding the foregoing positions, compensation and other matters are described in "Interests of City National's Directors and Executive Officers in the Merger" beginning on page 62.

The following sentence is added to the end of the fourth paragraph on page 47 of the Proxy Statement:

Early on in the discussions, RBC indicated to the City National CEO, in light of the planned fit of City National with RBC, that it was important to RBC that Mr. Goldsmith continue as chief executive officer of City National Bank for some period following the consummation of the transaction and that the retention of the City National senior management team was an important priority for RBC.
The following is added as a new section immediately following page 19 of the Proxy Statement:

Certain Unaudited Prospective Financial Information of City National
City National does not as a matter of course make public projections as to future earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates.  In connection with the proposed merger, however, City National made available to its board of directors and financial advisors certain unaudited prospective financial information for the years 2015 and 2016, on a stand-alone, pre-merger basis, that are reflected in the financial presentation of BofA Merrill Lynch and Sandler O'Neill in "The Merger – Opinions of City National's Financial Advisors."
The stand-alone financial projections below were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of City National's management, were prepared on a reasonable basis, reflected the best then-available estimates and judgments and presented, to the best of City National management's knowledge and belief, the expected course of action and the expected future financial performance of City National on a stand-alone basis under the two forward federal funds rate curve assumptions indicated.
However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. No representation is made by City National, RBC or their respective affiliates or advisors or any other person to any shareholder regarding the ultimate performance of City National compared to the results included in the unaudited prospective financial information presented below.
Key assumptions underlying the stand-alone projections included, among other things, levels of loans, assets, deposits and equity, and were applied under a scenario in which (1) the forward federal funds rate rose 170 basis points by year end 2017 and was then flat thereafter ("170 Case") and (2) the forward federal funds rate rose 240 basis points (based on consensus forward curve through September 2018 and then flat thereafter) ("240 Case") .  Under the 170 Case, the management earnings per share projections provided for purposes of the consideration of the RBC transaction were $4.45, $5.83, $7.32, $7.92 and $8.41 for 2015, 2016, 2017, 2018 and 2019, respectively.  Under the 240 Case, the management earnings per share projections provided for purposes of the consideration of the RBC transaction were $4.45, $5.83, $7.61, $8.89, $9.45 for 2015, 2016, 2017, 2018 and 2019, respectively.

Neither City National's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such information.  The reports of City National's independent registered public accounting firm incorporated by reference herein related to City National's historical financial information.  It does not extend to prospective financial information and should not be read to do so.

The summary of the unaudited prospective financial information is not being included to influence your decision whether to vote for the approval of the merger and the other transactions contemplated by the merger agreement, but is being provided because such information was considered in connection with the merger and was provided to the City National board of directors and to City National's financial advisors.
        The unaudited prospective financial information was prepared based solely on information available at the time of preparation and is not a guarantee of actual future results, and such financial information should not be relied upon as such. The assumptions made in preparing the unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," all of which are difficult to predict and many of which are beyond the control of the parties and will be beyond the control of the combined company after the merger. None of City National, RBC or their respective affiliates or financial advisors or any other person assumes any responsibility to shareholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. The parties cannot assure you that any forecasts will be realized or that future financial results will not materially vary from such financial forecasts. The unaudited prospective financial information covers multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Such information does not take into account any circumstances or events occurring after the dates they were prepared. CITY NATIONAL AND RBC DO NOT HAVE ANY OBLIGATION TO, AND WILL NOT, UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

        The unaudited prospective financial information included in this proxy statement/prospectus constitutes forward-looking statements. For more information on factors which may cause future financial results to materially vary from those projected in the forecasts, see "Risk Factors" and "Cautionary Statement Regard Forward-Looking Statements."

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

Date: May 19, 2015
CITY NATIONAL CORPORATION

	By:	/s/ Michael B. Cahill
	Name:	Michael B. Cahill
	Title:	Executive Vice President, General Counsel and Corporate Secretary